UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
 (Amendment No. 2)*

Oxford Lane Capital Corporation

(Name of Issuer)

Preferred Stock

(Title of Class of Securities)

691543409
691543300
691543508

(CUSIP Number(s))

July 14, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 691543409 CUSIP No. 691543300 CUSIP No. 691543508	13G	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas J. Herzfeld Advisors, Inc. 59-2414380
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION A Florida Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 258,424
	6.	SHARED VOTING POWER 61,448
	7.	SOLE DISPOSITIVE POWER 258,424
	8.	SHARED DISPOSITIVE POWER 61,448

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 319,872
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.04%
12.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 691543409 CUSIP No. 691543300 CUSIP No. 691543508	13G	Page 3 of 4 Pages

Item 1.

(a)	Name of Issuer Oxford Lane Capital Corporation

(b)	Address of Issuer’s Principal Executive Offices Oxford Lane Management 8 Sound Shore Drive, Suite 255 Greenwich, CT 06830

Item 2.

(a)	Name of Person Filing Thomas J. Herzfeld Advisors, Inc.

(b)	Address of the Principal Office or, if none, residence 119 Washington Avenue, Suite 504 Miami Beach, FL 33139

(c)	Citizenship A Florida Corporation

(d)	Title of Class of Securities Preferred Stock

(e)	CUSIP Number 691543409 691543300 691543508

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[X]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 319,872*

(b)	Percent of class: 5.04%**

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 258,424.

	(ii)	Shared power to vote or to direct the vote 61,448.

	(iii)	Sole power to dispose or to direct the disposition of 258,424.

	(iv)	Shared power to dispose or to direct the disposition of 61,448.

*
The preferred stock of the issuer is currently comprised of two series of preferred stock: (i) Series 2023 Term Preferred Shares; and (ii) Series 2024 Term Preferred Shares. The Reporting Person owns 300,730 shares of the Series 2023 Term Preferred Shares and 19,142 shares of the Series 2024 Term Preferred Shares. The issuer called a separate series of preferred stock (also titled Series 2024 Term Preferred Shares) in July 2017.

**	As a percentage of all 6,345,416 shares of series of preferred stock currently outstanding.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 691543409 CUSIP No. 691543300 CUSIP No. 691543508	13G	Page 4 of 4 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 10, 2017
Date

/s/ Erik M. Herzfeld
Signature

Erik M. Herzfeld, President
Name/Title